Filed Pursuant to Rule 433

Registration No. 333-271955

Dated: July 31, 2023

PRICING TERM SHEET

U.S.$1,500,000,000 5.588% SENIOR PREFERRED FIXED RATE NOTES DUE 2028 (THE “SENIOR PREFERRED NOTES”)

Issuer:	Banco Santander, S.A.

Series Number:	SP-179

Issuer Ratings*:	A2 (Stable) / A+ (Stable) / A- (Stable) by Moody’s/S&P/Fitch

Expected Notes Ratings*:	A2 / A+ / A (Moody’s / S&P / Fitch)

Status:	Senior Preferred

Principal Amount:	U.S.$1,500,000,000

Form of Issuance:	SEC Registered

Pricing Date:	July 31, 2023

Settlement Date**:	August 8, 2023 (T+6)

Maturity Date:	August 8, 2028

Benchmark Treasury:	4.125% UST due July 31, 2028

Benchmark Treasury Yield:	4.188%

Spread to Benchmark Treasury:	T+140 bps

Re-offer Yield:	5.588%

Coupon:	5.588% per annum, payable semi-annually in arrears

Price to Public:	100.000% of the Principal Amount

Underwriting Discount / Commission:	0.30%

Proceeds to Issuer (before Expenses):	99.70% (U.S.$1,495,500,000)

Expenses (excluding the Underwriting Discount / Commission):	U.S.$195,000

Net Proceeds (after Underwriting Discount / Commission and including Expenses):	U.S.$1,495,695,000

Interest Payment Dates:	February 8 and August 8 of each year, commencing on February 8, 2024 up to and including the Maturity Date or any date of earlier redemption.

Day Count Fraction:	30/360 (following, unadjusted)

Optional Early Redemption (Call):	Not Applicable

Early Redemption for TLAC/MREL Disqualification Event:	Not Applicable

Early Redemption for Taxation Reasons:	Applicable as specified in the prospectus supplement

Substitution and Variation:	Applicable as specified in the prospectus supplement

Business Days:	New York City, London, and TARGET 2

Minimum Denominations / Multiples:	Minimum denominations of U.S.$200,000 and multiples of U.S.$200,000 in excess thereof

Listing:	New York Stock Exchange

Trustee and Principal Paying Agent and Calculation Agent:	The Bank of New York Mellon, London Branch

Governing Law:	New York law, except that the authorization and execution by Banco Santander, S.A. of the Indenture and the Senior Preferred Notes and certain provisions of the Senior Preferred Notes and the Indenture related to the status of the Senior Preferred Notes shall be governed and construed in accordance with Spanish Law.

Agreement to and Acknowledgement of Statutory Bail-in:	By its acquisition of any Senior Preferred Notes, each holder (including each holder of a beneficial interest in the Senior Preferred Notes) acknowledges, accepts, consents and agrees to be bound by the terms of the Senior Preferred Notes related to the exercise of the Spanish Bail-In Power.

Waiver of set-off:	Applicable as specified in the prospectus supplement.

Risk Factors:	Investors should read the Risk Factors in the preliminary prospectus supplement dated July 31, 2023.

U.S. Federal Income Tax Considerations:	For a discussion of the material U.S. federal income tax considerations for the ownership and disposition of the Senior Preferred Notes by U.S. investors, see “Taxation—U.S. Federal Income Tax Considerations” in the base prospectus. That discussion does not describe all of the tax consequences that may be relevant in the light of a U.S. investor’s particular circumstances.

Selling Restrictions:	Canada, United Kingdom, Hong Kong, Italy, Japan, People’s Republic of China (excluding Hong Kong, Macau and Taiwan), Republic of Korea, Taiwan, Singapore, Switzerland and Australia. No publicity or marketing nor public offering which requires the registration of a prospectus in Spain. The Senior Preferred Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA and in the United Kingdom, as per the preliminary prospectus supplement.

Conflict of Interest:	Santander US Capital Markets LLC is a subsidiary of Banco Santander, S.A. Therefore, Santander US Capital Markets LLC is deemed to have a “conflict of interest” under FINRA Rule 5121 and, accordingly, the offering of the Senior Preferred Notes will comply with the applicable requirements of FINRA Rule 5121.

CUSIP / ISIN:	05964H AU9 / US05964HAU95

Sole Global Coordinator:	Santander US Capital Markets LLC

Joint Bookrunners:

BofA Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs Bank Europe SE

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Jefferies LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Santander US Capital Markets LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Co-Leads:	Bankinter, S.A. BMO Capital Markets Corp. Independence Point Securities LLC Penserra Securities LLC Scotia Capital (USA) Inc.

*

Any ratings obtained will reflect only the views of the respective rating agency and should not be considered a recommendation to buy, sell or hold the Senior Preferred Notes. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

**

It is expected that delivery of the Senior Preferred Notes will be made against payment therefore on or about August 8, 2023, which is the sixth day following the date hereof (such settlement cycle being referred to as “T+6”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Preferred Notes prior to the second business day prior to the settlement date will be required, by virtue of the fact that the Senior Preferred Notes initially settle in T+6, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a base prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the preliminary prospectus supplement, the base prospectus in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.

Alternatively, you may obtain a copy of the base prospectus and the preliminary prospectus supplement from BofA Securities, Inc. by calling toll free 1-800-294-1322, Citigroup Global Markets Inc. by calling toll free 1-800-831-9146, Goldman Sachs Bank Europe SE by calling toll free 1-866-471-2526, HSBC Securities (USA) Inc. by calling toll free 1-866-811-8049, J.P. Morgan Securities LLC by calling toll free 1-866-803-9204, Jefferies LLC by calling toll free 1-877-877-0696, Morgan Stanley & Co. LLC by calling toll free 1-212-761-6691, RBC Capital Markets, LLC by calling toll free 1-866-375-6829, Santander US Capital Markets LLC by calling toll free 1-855-403-3636, TD Securities (USA) LLC by calling toll free 1-855-495-9846 and Wells Fargo Securities, LLC by calling toll free 1-800-645-3751.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the base prospectus as supplemented by the preliminary prospectus supplement.

The distribution of this term sheet and the offering of the securities to which this term sheet relates (the “Senior Preferred Notes”) may be restricted by law in certain jurisdictions and therefore persons into whose possession this term sheet comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions could result in a violation of the laws of any such jurisdiction.

EU PRIIPs Regulation / PROHIBITION OF SALES TO EEA RETAIL INVESTORS: The Senior Preferred Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of MiFID II; (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, (the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II ; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No. 1286/2014 (the “EU PRIIPs Regulation”) for offering or selling the Senior Preferred Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Senior Preferred Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

UK PRIIPs Regulation / PROHIBITION OF SALES TO UK RETAIL INVESTORS: The Senior Preferred Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No. 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement IDD, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No. 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Senior Preferred Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Senior Preferred Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

MIFID II PRODUCT GOVERNANCE/PROFESSIONAL INVESTORS AND ECPS ONLY TARGET MARKET – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Senior Preferred Notes has led to the conclusion that: (i) the target market for the Senior Preferred Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Senior Preferred Notes to eligible counterparties and professional clients are appropriate. The target market assessment indicates that the Senior Preferred Notes are incompatible with the needs, characteristic and objectives of clients which are retail clients (as defined in MiFID II). Any person subsequently offering, selling, or recommending the Senior Preferred Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Senior Preferred Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

UK MIFIR PRODUCT GOVERNANCE/PROFESSIONAL INVESTORS AND ECPS ONLY TARGET MARKET – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Senior Preferred Notes has led to the conclusion that: (i) the target market for the Senior Preferred Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients only, as defined in Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the Senior Preferred Notes to eligible counterparties and professional clients are appropriate. The target market assessment indicates that the Senior Preferred Notes are incompatible with the needs, characteristic and objectives of clients which are retail clients (as defined in Regulation (EU) No 2017/565 as it forms part of the domestic law of the UK by virtue of the EUWA). Any person subsequently offering, selling or recommending the Senior Preferred Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Senior Preferred Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

This term sheet is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful. No action has been taken that would permit an offering of the Senior Preferred Notes or possession or distribution of this term sheet in any jurisdiction where action for that purpose is required. Persons into whose possession this term sheet comes are required to inform themselves about and to observe any such restrictions.